AVG TECHNOLOGIES N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2013

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	F-2

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME	F-3

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY	F-4

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	F-5

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	F-6

F-1

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31, 2012	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$51,890	$71,712
Restricted cash	514	781
Trade accounts receivable, net	32,664	26,627
Inventories	702	501
Deferred income taxes	24,361	30,889
Prepaid expenses	5,080	6,441
Other current assets	6,684	5,323
Total current assets	121,895	142,274
Property and equipment, net	14,594	14,675
Deferred income taxes	53,805	45,396
Intangible assets, net	41,207	63,504
Goodwill	81,276	85,549
Investment in equity affiliate	-	-
Investments	9,750	-
Other assets	939	6,027
Total assets	$323,466	$357,425

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$8,757	$7,107
Accrued compensation and benefits	21,575	18,708
Accrued expenses and other current liabilities	28,787	31,661
Current portion of long-term debt	12,226	16,667
Income taxes payable	3,343	8,344
Deferred tax liabilities	1,091	127
Deferred revenue	148,308	155,157
Total current liabilities	224,087	237,771
Long-term debt, less current portion	85,005	50,000
Deferred revenue, less current portion	32,848	33,063
Other non-current liabilities	4,096	8,919
Total liabilities	346,036	329,753
Commitments and contingencies (Note 14)
Shareholders’ (deficit) equity:
Ordinary shares	722	727
Additional paid-in capital (Distributions in excess of capital)	(130,432)	(128,158)
Treasury shares	(3,826)	(1,923)
Accumulated other comprehensive loss	(4,090)	(4,162)
Retained earnings	115,056	161,188
Total shareholders’ (deficit) equity	(22,570)	27,672
Total liabilities and shareholders’ (deficit) equity	$323,466	$357,425

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

F-2

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars – except for share data and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2013	2012	2013
Revenue:
Subscription	$47,354	$61,000	$93,984	$117,579
Platform-derived	35,169	39,381	71,524	87,528
Total revenue	82,523	100,381	165,508	205,107
Cost of revenue:
Subscription	6,612	6,220	13,803	13,649
Platform-derived	7,292	9,537	10,666	16,214
Total cost of revenue	13,904	15,757	24,469	29,863
Gross profit	68,619	84,624	141,039	175,244
Operating expenses:
Research and development	(13,129)	(14,145)	(27,148)	(28,791)
Sales and marketing	(20,396)	(23,147)	(41,412)	(46,566)
General and administrative	(15,465)	(15,516)	(31,804)	(35,773)
Total operating expenses	(48,990)	(52,808)	(100,364)	(111,130)
Operating income	19,629	31,816	40,675	64,114
Other income (expense):
Interest income	27	24	65	48
Interest and finance costs	(4,623)	(3,784)	(9,928)	(6,720)
Other, net	(572)	(752)	(1,486)	74
Other income (expense), net	(5,168)	(4,512)	(11,349)	(6,598)
Income before income taxes and loss from investment in equity affiliate	14,461	27,304	29,326	57,516
Income tax (provision) benefit	(3,346)	(5,614)	(7,264)	(11,384)
Loss from investment in equity affiliate	(69)	-	(109)	-
Net income	$11,046	$21,690	$21,953	$46,132
Other comprehensive income (loss), net of tax:
Currency translation gain (loss), net of tax	$(602)	$1,309	$472	$(72)
Other comprehensive income (loss)	(602)	1,309	472	(72)
Comprehensive income	$10,444	$22,999	$22,425	$46,060

Earnings per share:
Net income	$11,046	$21,690	$21,953	$46,132
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders – basic	$11,046	$21,690	$21,200	$46,132
Net income available to ordinary shareholders – diluted	$11,046	$21,690	$21,953	$46,132
Earnings per ordinary share – basic	$0.20	$0.40	$0.42	$0.85
Earnings per ordinary share – diluted	$0.20	$0.39	$0.41	$0.84
Weighted-average shares outstanding – basic	54,385,471	54,487,750	50,646,911	54,257,788
Weighted-average shares outstanding – diluted	54,790,096	54,949,534	53,978,362	54,788,767
Cash dividends declared per ordinary share	$-	$-	$-	$-
Cash dividends declared per preferred share	$-	$-	$0.21	$-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

F-3

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands of U.S. dollars – except for share data)

	Ordinary shares	Additional paid in capital (Distributions in excess of capital)	Treasury shares	Retained earnings	Accumulated other comprehensive income (loss)	Total share- holder’s (deficit) equity
Balances, January 1, 2013	$722	$(130,432)	$(3,826)	$115,056	$(4,090)	$(22,570)
Net income	-	-	-	46,132	-	46,132
Other comprehensive income (loss), net of tax:
Currency translation gain (loss) (net of tax expense of $56)	-	-	-	-	(72)	(72)
Other comprehensive income (loss), net of tax	-	-	-	-	(72)	(72)
Exercise of share options	5	(1,509)	3,412	-	-	1,908
Repurchase of own shares	-	-	(1,509)	-	-	(1,509)
Share-based compensation, net of repurchases and liability awards	-	3,783	-	-	-	3,783
Balances, June 30, 2013	$727	$(128,158)	$(1,923)	$161,188	$(4,162)	$27,672

The 54,385,951 ordinary shares in issue at January 1, 2013 were increased by 377,200 on the exercise of share options, resulting in 54,763,151 ordinary shares in issue at June 30, 2013.

The 366,797 ordinary shares were held in treasury at January 1, 2013 were reduced by 327,167 ordinary shares used to satisfy the exercise of share options and were increased by 80,000 ordinary shares repurchased and transferred to treasury, resulting in 119,632 ordinary shares held in treasury at June 30, 2013.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

F-4

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six months ended June 30,
	2012	2013
OPERATING ACTIVITIES:
Net income	$21,953	$46,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,373	10,461
Share-based compensation	8,026	5,226
Deferred income taxes	1,365	566
Change in the fair value of contingent consideration liabilities	268	987
Amortization of financing costs and loan discount	1,333	3,845
Loss from investment in equity affiliate	109	-
Loss (gain) on sale of property and equipment	(41)	(76)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(3,284)	6,541
Inventories	229	198
Accounts payable and accrued liabilities	6,512	1,218
Accrued compensation and benefits	2,471	(2,582)
Deferred revenue	6,268	9,886
Income taxes payable	1,047	4,105
Other assets	(1,211)	566
Other liabilities	(238)	356
Net cash provided by operating activities	53,180	87,429
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(8,692)	(7,821)
Proceeds from sale of property and equipment	74	128
Cash payments for acquisitions, net of cash acquired	(3,947)	(26,195)
Proceeds from sale of investment	-	9,750
Decrease (increase) in restricted cash	(561)	(4,587)
Net cash used in investing activities	(13,126)	(28,725)
FINANCING ACTIVITIES:
Payment of contingent consideration	-	(225)
Payment of deferred purchase consideration	(1,900)	-
Proceeds of new borrowing	-	75,000
Debt issuance costs	-	(774)
Repayment of principal on long-term borrowing	(29,375)	(109,196)
Proceeds from issuance of ordinary shares	64,000	-
Share issuance costs	(8,040)	-
Dividends paid	(2,555)	-
Proceeds from exercise of share options	347	1,908
Repurchases of share rights and options from employees	(908)	(2,906)
Repurchase of own shares	-	(1,509)
Net cash provided by (used in) financing activities	21,569	(37,702)
Effect of exchange rate fluctuations on cash and cash equivalents	1,362	(1,180)
Change in cash and cash equivalents	62,985	19,822
Beginning cash and cash equivalents	60,740	51,890
Ending cash and cash equivalents	$123,725	$71,712

Supplemental cash flow disclosures:
Income taxes paid	$(2,588)	$(4,659)
Interest paid	$(8,873)	$(2,690)
Supplemental non-cash disclosures:
Issuance of ordinary shares on conversion of Class D preferred shares	$191,954	$-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

F-5

AVG TECHNOLOGIES N.V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1.	Organization and basis of presentation and business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A.

The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying condensed consolidated interim financial statements include the financial results and position of the Company and of its wholly owned subsidiaries (collectively “AVG”).

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The accompanying condensed consolidated interim balance sheet as of June 30, 2013, the condensed consolidated interim statements of comprehensive income for the three and six months ended June 30, 2012 and 2013, the condensed consolidated interim statements of cash flows for the six months ended June 30, 2012 and 2013 and the condensed consolidated interim statement of shareholders’ (deficit) equity for the six months ended June 30, 2013 are unaudited.

The December 31, 2012 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2012.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of June 30, 2013 and results of its operations for the three and six months ended June 30, 2012 and 2013, statement of shareholders’ equity ended for the six months ended June 30, 2013, and cash flows for the six months ended June 30, 2012 and 2013. The interim results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013. Certain reclassifications have been made to prior year’s cash flows statements to reflect the current year’s presentation, which conforms to the Company's audited financial statements as of December 31, 2012. The reclassification consisted of restricted cash movement of $561 from financing activities to investing activities and dividends received of $339 from investing activities to operating activities.

Business

AVG is primarily engaged in the development and sale of online service solutions and internet security software branded under the AVG name.

F-6

AVG TECHNOLOGIES N.V.

As of June 30, 2013, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012, except for the incorporation of AVG Technologies Canada Inc. in Canada during June 2013 and the merger of GAVT CZ a.s. with another subsidiary of the Company.

Note 2.	Summary of significant accounting policies

There have been no changes in AVG’s significant accounting policies for the six months ended June 30, 2013 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2012, except for the adoption of a new accounting policy as described below.

Share-based compensation

Compensation costs for restricted share units are measured based on the closing fair market value of the Company’s ordinary shares on the date of grant, net of estimated forfeitures. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Recent accounting pronouncements adopted as of June 30, 2013

Disclosures about offsetting assets and liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance related to Accounting Standards Codification (“ASC”) Topic 210, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This Accounting Standards Update (“ASU”) 2011-11 requires new disclosures that enable users of financial statements to understand significant quantitative differences in balance sheets prepared under U.S. GAAP and IFRS related to the offsetting of financial instruments. In January 2013, the FASB issued ASU 2013-01 related to ASC Topic 210, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments limit the scope of ASU 2011-11 to certain derivative instruments, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting agreement or similar agreement. Both ASU 2011-11 and ASU 2013-01 are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. The adoption of these amendments did not have a material impact on the presentation of the Company’s consolidated financial statements and as such no disclosures are required.

Reporting of amounts reclassified out of accumulated other comprehensive income

In February 2013, the FASB issued ASU 2013-02 related to ASC Topic 220, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance sets the presentation requirements related to the reclassifications out of accumulated other comprehensive income. The ASU is effective in fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this amendment did not have a material impact on the presentation of the Company’s consolidated financial statements.

Technical corrections and improvements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e. relatively minor corrections and clarifications) and conforming fair value amendments to the FASB Accounting Standards Codification. AVG adopted this ASU and did not identify a material impact on the consolidated financial statements.

F-7

AVG TECHNOLOGIES N.V.

Note 3.	Acquisitions

Purchase of the business of Angle Labs

On January 28, 2013, AVG Netherlands B.V. and OpenInstall, Inc. acquired the assets and liabilities of Angle Labs, a mobile application developer based in the United States. The results of operations from the acquired Angle Labs business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for Angle Labs is not material to the Company’s financial results and therefore is not included. AVG incurred acquisition-related transaction costs of $55 which were recorded in general and administrative expenses.

The net assets acquired in the transaction were determined as follows:

Net assets	$50
Intangible assets (1)	3,170
Goodwill	-
Total purchase consideration	$3,220

(1)	Intangible assets included developed technology of $3,170, which is amortized over its estimated useful life of three years.

Components of consideration:
Cash consideration paid	$2,865
Deferred purchase consideration (2)	355
$3,220

(2)	The purchase consideration was deferred for a period of 24 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

Purchase of the business of PrivacyChoice LLC

On May 14, 2013, AVG Netherlands B.V. acquired certain assets and liabilities from PrivacyChoice LLC (“PrivacyChoice”), a technology company based in the United States that has developed and provides privacy-related online services used by consumers and businesses. The results of operations from the acquired business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for PrivacyChoice was not material to the AVG’s financial results and was therefore not included. AVG incurred acquisition-related transaction costs of $66 which were recorded in general and administrative expenses.

Since the third party appraisal is still in progress, the net assets acquired in the transaction were provisionally determined as follows:

Net assets	$-
Intangible assets (1)	3,050
Goodwill	790
Total purchase consideration	$3,840

(1)	Intangible assets included developed technology of $3,000 and other intangible assets of $50, which are amortized over their estimated useful lives of five and three years respectively.

F-8

AVG TECHNOLOGIES N.V.

Components of consideration:
Cash consideration paid	$3,200
Deferred purchase consideration(2)	640
$3,840

(2)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

At the time of acquisition AVG also entered into employment agreement with certain employees of PrivacyChoice. The acquisition agreement included an incentive compensation arrangement for these employees for up to a maximum of $2,560 of payments contingent upon these employees providing continued service to AVG and achieving certain technical milestones within twelve months after the acquisition date. Such payments are accounted for as compensation expense in the periods earned. During the three and six months ended June 30, 2013, AVG recorded a compensation expense of $320 and $320, respectively, which was included in research and development expenses.

Purchase of the business of LPI Level Platforms Inc.

On June 28, 2013, AVG Netherlands B.V. and AVG Technologies Canada Inc. acquired certain assets and liabilities from LPI Level Platforms Inc. (“LPI”), a remote monitoring and management software company based in Canada. The results of operations of the acquired LPI business were included in the consolidated statements of comprehensive income from the date of acquisition. Supplemental pro forma information for LPI is not material to the AVG’s financial results and therefore is not included. AVG incurred acquisition-related transaction costs of $321 which were recorded in general and administrative expenses. The purchase consideration of $23,418 is subject to adjustment based on the finally determined working capital amount.

Since the third party appraisal is still in progress, the net assets acquired in the transaction were provisionally determined as follows:

Net assets	$429
Intangible assets(1)	19,299
Goodwill	3,690
Total purchase consideration	$23,418

(1)	Intangible assets included developed technology and customer relationships in total amount of $14,758 and other intangible assets of $4,541, which are amortized over their estimated useful life of five years and one year, respectively.

Components of consideration:
Cash consideration paid	$20,130
Deferred purchase consideration (2)	3,288
$23,418

(2)	The purchase consideration was deferred for the period of 18 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

F-9

AVG TECHNOLOGIES N.V.

Note 4.	Intangible assets

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted- average remaining useful life
Customer relationships	$15,600	$(6,304)	$9,296	4.0 years
Developed technology	25,821	(12,133)	13,688	4.0 years
Software	18,208	(7,737)	10,471	5.0 years
Brand and domain names and other intangibles	9,867	(2,418)	7,449	6.5 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$69,799	$(28,592)	$41,207

	June 30, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted- average remaining useful life
Customer relationships	$15,481	$(7,526)	$7,955	3.5 years
Developed technology	48,231	(14,954)	33,277	4.0 years
Software	19,951	(9,371)	10,580	4.0 years
Brand and domain names and other intangibles	13,712	(2,323)	11,389	4.0 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$97,678	$(34,174)	$63,504

The major additions relate to developed technologies and other intangibles acquired through business acquisitions (Note 3) and asset purchases (Note 6).

Amortization expense was $2,670 and $3,345 in the three months ended June 30, 2012 and 2013, respectively and $5,314 and $6,560 in the six months ended June 30, 2012 and 2013, respectively.

As of June 30, 2013, intangible assets with a carrying value of $18,292 have been pledged as collateral to the long term debt (Note 9).

Total future amortization expense for intangible assets that have definite lives, based upon AVG’s existing intangible assets and their current estimated useful lives as June 30, 2013, is estimated as follows:

Remainder of financial year 2013	$10,832
2014	18,345
2015	13,501
2016	9,934
2017	6,628
Thereafter	3,961
Total	$63,201

F-10

AVG TECHNOLOGIES N.V.

Note 5.	Goodwill

The changes in the carrying amount of goodwill are as follows:

Net balance as of January 1, 2013	$81,276
Goodwill acquired through acquisitions (1)	4,480
Effects of foreign currency exchange	(207)
Net balance as of June 30, 2013 (2)	$85,549

(1)	See Note 3 for acquisitions completed in the six months ended June 30, 2013.
(2)	There were no accumulated goodwill impairment losses as of June 30, 2013.

Note 6.	Investment in equity affiliate

On October 26, 2010, AVG acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang was a developer of an integrated online communication application.

AVG accounted for its investment in Zbang under the equity method of accounting, which was nil as of December 31, 2012. At December 31, 2012, Zbang owed AVG $1,177, including accrued interest of $52, under an unsecured loan agreement. In December 2012, AVG commenced negotiations to purchase Zbang’s technology and hire its developers and sell its minority share in Zbang. On March 28, 2013, AVG purchased the technology for $1,420 and sold its minority share in Zbang for one U.S. dollar. The purchase consideration payable was off-set with the outstanding loan.

Note 7.	Investments

On November 25, 2011, AVG consummated a unit purchase agreement with Scene, LLC (“Scene”), a U.S.-based provider of broadband speed testing and web-based network diagnostic applications, pursuant to which AVG acquired a 15% interest in Scene for a cash consideration of $9,750 paid at closing. In addition, on November 25, 2011, AVG entered into a put and call agreement with Scene. AVG decided not to exercise the put option. During a three-month period beginning on March 1, 2013, Scene had the option to purchase AVG’s interest (call option) at a fixed price of $9,750 plus the amount of tax distributions owed to AVG. Additional amounts may be owed to the AVG if Scene undertakes a change in control transaction during the one year period following the delivery of the call notice.

Scene exercised its call option and on May 31, 2013, Scene repurchased AVG’s interest at $9,750 and AVG derecognized the investment in Scene in the same amount.

AVG received distributions of $339 and nil in the three months ended June 30, 2012 and 2013, respectively and $339 and $225 in the six months ended June 30, 2012 and 2013, respectively, which were recorded as dividend income in other income (expense).

Note 8.	Related party transactions

Zbang It Ltd.

AVG had related party transactions with Zbang, which constitute purchase of Zbang’s technology and termination of the financing arrangement described in Note 6.

F-11

AVG TECHNOLOGIES N.V.

Note 9.	Debt

New credit agreement

On April 25, 2013, the Company entered into a new credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “Credit Agreement”). The Credit Agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B of another $25,000 or $50,000 with the agreement of the lender(s). Facility A and Facility B were used to refinance existing facilities and thereafter they are planned to be used to finance the general corporate purposes of the Company.

Facility A must be repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which is in six months from the date of the credit agreement. Facility A bears interest at a LIBOR rate plus 2.5% and is payable quarterly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus 2.5%, subject to remaining within a specified consolidated leverage ratio, and is payable quarterly in arrears. The standard interest periods are three and six months or any other period upon acceptance by the lender(s).

The Credit Agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of June 30, 2013, the Company was in compliance with all required covenants.

Collateral to the Credit Agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging the Company to also pledge new assets according to the criteria set. Intangible assets with a carrying value of $18,292 (Note 4) as well as cash and cash equivalents amounting to $49,850 have been pledged as collateral to the Company’s long term debt as of June 30, 2013.

Certain property and equipment assets will be pledged as collateral once the agreement regarding this specific pledge has been finalized and signed. The Company expects this to be completed in the third quarter of 2013.

In connection with Credit Agreement, AVG paid fees of $1,106. These fees are presented as deferred charges and are being amortized to interest expense over the remaining term of the Credit Agreement using the effective interest rate method.

As of June 30, 2013, the mandatory principal payments under the credit facility are as follows:

Remainder of financial year 2013	$16,667
2014	-
2015	-
2016	50,000
Total	$66,667

Previous credit facility

On March 15, 2011, the Company entered into a credit agreement with a group of financial institutions (the “Credit Facility”). The Credit Facility provided a $235 million loan that was unconditionally and irrevocably guaranteed, jointly and severally, by certain AVG Technologies N.V. subsidiaries and further collateral was given by certain tangible and intangible assets of the Company and its subsidiaries with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bore interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan was payable quarterly in arrears.

The Credit Facility was fully drawn down with net cash proceeds of $223,754 received after deducting the issuance costs of $11,246, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. The proceeds AVG Technologies N.V. received were used to pay dividends to the Company’s shareholders.

F-12

AVG TECHNOLOGIES N.V.

In connection with certain amendments made to the Credit Facility, AVG paid fees to the lenders of $423 in 2011. These fees were amortized as an adjustment of interest expense over the remaining term of the Credit Facility using the interest method.

As of December 31, 2012, the outstanding principal and unamortized deferred financing costs amounted $100,863 and $3,632, respectively.

On April 25, 2013, the Company fully repaid the outstanding balance and terminated the Credit Facility. The related unamortized deferred finance cost of $2,643 was expensed.

Note 10.	Fair value measurements

AVG measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs reflecting AVG’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes AVG’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$-	$40	$-	$40
Total assets measured at fair value	$-	$40	$-	$40

Liabilities:
Contingent purchase consideration liabilities (2)	$-	$-	$3,395	$3,395
Total liabilities measured at fair value	$-	$-	$3,395	$3,395

F-13

AVG TECHNOLOGIES N.V.

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency contracts (1)	$-	$13	$-	$13
Total assets measured at fair value	$-	$13	$-	$13

Liabilities:
Contingent purchase consideration liabilities (2)	$-	$-	$4,126	$4,126
Total liabilities measured at fair value	$-	$-	$4,126	$4,126

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the AVG’s Level 3 financial liabilities:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Fair value - beginning of period	$13,319	$4,390	$12,835	$3,395
Change in fair value of Level 3 liabilities (3)	116	172	268	987
Effects of foreign currency exchange	(606)	(31)	(274)	(31)
Payments of contingent consideration	-	(50)	-	(225)
Reclassifications (4)	-	(355)	-	-
Fair value - end of period	$12,829	$4,126	$12,829	$4,126

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.
(4)	The deferred purchase consideration related to the Angle Labs acquisition was in the previous quarter classified as contingent purchase consideration.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

As a result of a restructuring (Note 13), AVG concluded that the fair value of the software and property and equipment held by subsidiaries located in Germany, Hong Kong and China was nil and recorded an asset impairment of $1,286 as of December 31, 2012, since the future estimated cash flow on assets was nil. The fair value amounts were derived using the income approach, which required Level 3 inputs such as estimated future cash flows.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of AVG’s investment in Scene as of December 31, 2012, was estimated at $9,750. AVG classified its investment in Scene as Level 3, as unobservable inputs that were significant to the fair value measurement were used in the valuation of the investment. The valuation takes into account variables such as Scene’s capital structure and the terms of the investment including put and call options.

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AVG TECHNOLOGIES N.V.

The carrying amount of long-term debt as of June 30, 2013 of $66,667 approximates its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of the AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2012, was $100,611 as compared to its carrying amount of $97,231. The fair value of the long-term debt was estimated through Level 2 of the fair value hierarchy (average quoted price in the over-the counter-market).

Note 11.	Consolidated balance sheet detail

Prepaid expenses

Prepaid expenses consist of the following:

	December 31, 2012	June 30, 2013
Prepaid marketing and advertising	$535	$722
System licensing and maintenance	1,224	2,847
Prepaid insurance	431	706
Prepaid rent	1,529	659
Unamortized deferred financing costs	-	156
Other	1,361	1,351
Total prepaid expenses	$5,080	$6,441

Other non-current assets

The carrying amount of other non-current assets is composed of the following:

	December 31, 2012	June 30, 2013
Restricted cash	$-	$4,320
Prepayments	731	731
Unamortized deferred financing costs	-	737
Deposits (office lease)	208	239
Total other non-current assets	$939	$6,027

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31, 2012	June 30, 2013
Deferred rent	$1,746	$1,595
Deferred purchase consideration	-	3,928
Contingent purchase consideration	1,354	1,797
Cash settlement payable to the former owners of TuneUp (Note 17)	883	1,410
Other	113	189
Total other non-current liabilities	$4,096	$8,919

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AVG TECHNOLOGIES N.V.

Note 12.	Other income (expense), net

	Three months ended June 30,		Six months ended June 30,
	2012	2013	2012	2013
Interest income	$27	$24	$65	$48

Interest on long-term debt	$(3,946)	$(875)	$(8,485)	$(2,768)
Amortization of financing costs and loan discount	(629)	(2,856)	(1,333)	(3,845)
Bank charges and other finance costs	(48)	(53)	(110)	(107)
Interest and finance costs	$(4,623)	$(3,784)	$(9,928)	$(6,720)

Foreign currency exchange transaction gains (losses), net	$(908)	$(734)	$(2,040)	$(129)
Foreign currency contract gains (losses), net	(3)	(21)	215	(26)
Dividend income	339	-	339	225
Other	-	3	-	4
Other, net	$(572)	$(752)	$(1,486)	$74

Total other income (expense), net	$(5,168)	$(4,512)	$(11,349)	$(6,598)

Note 13.	Restructuring

During the financial year 2012, AVG initiated the rationalization of AVG’s global operations, involving a wind down of the operations of its subsidiaries in Germany, China and Hong Kong, while their business activities were absorbed by other AVG entities. AVG completed this rationalization of operations during the second quarter of financial year 2013.

Restructuring related costs and change in estimates in the three and six months ended June 30, 2013 totaled $55 and $881, respectively, including $141 and $920, respectively, related to severance and other benefits and $(86) and $(39), respectively, related primarily to closure and other contractual liabilities. From these restructuring costs incurred in the three and six months ended June 30, 2013, $32 and $624, respectively, was included in sales and marketing, $(24) and $115, respectively, in research and development and $47 and $142, respectively in general and administrative.

The following table summarizes the changes in the rationalization of operations related liabilities:

	Severance and other benefits	Closure and other contractual liabilities	Total
Balance at January 1, 2013	$2,523	$993	$3,516
Costs incurred and charged to expense	920	54	974
Costs paid or otherwise settled	(3,218)	(295)	(3,513)
Changes in estimates	-	(93)	(93)
Effects of foreign currency exchange	(12)	(9)	(21)
Balance at June 30, 2013	$213	$650	$863

Cumulative costs incurred to date	$3,805	$936	$4,741

F-16

AVG TECHNOLOGIES N.V.

Note 14.	Commitments and contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $1,399 and 1,887 in three months ended June 30, 2012 and 2013, respectively and $2,779 and $3,566 in six months ended June 30, 2012 and 2013, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of June 30, 2013:

Remainder of financial year 2013	$3,693
2014	5,922
2015	4,178
2016	2,569
2017	1,313
Thereafter	3,158
Total minimum future lease payments	$20,833

Purchase obligations

AVG has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus AVG expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of June 30, 2013:

Remainder of financial year 2013	$2,003
2014	807
2015	515
2016	-
2017	-
Total minimum future purchase obligations	$3,325

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities. AVG recognized such compensation expense of $326 and $1,798 during the three months ended June 30, 2012 and 2013, respectively and recorded such expense of $1,424 and $3,894 during the six months ended June 30, 2012 and 2013, respectively. As of June 30, 2013, AVG estimated that future compensation expense and contingent consideration of up to $7,322 may be recognized as expense pursuant to these business combination agreements.

Litigation contingencies

AVG is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

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AVG TECHNOLOGIES N.V.

Note 15.	Geographic and major customer information

AVG operates in one reportable segment. Revenues are attributed to countries based on the location of AVG’s channel partners as well as direct customers of AVG.

The following table represents revenue attributed to countries based on the location of the customer:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Revenue:
United States	$41,604	$49,888	$84,775	$99,245
United Kingdom	13,422	13,992	27,203	30,040
Other countries (1)	27,497	36,509	53,530	75,822
Total	$82,523	$100,381	$165,508	$205,107

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Revenue:
Americas	$46,817	$55,865	$95,206	$111,906
EMEA	31,243	37,905	61,271	79,758
Asia Pacific	4,463	6,611	9,031	13,443
Total	$82,523	$100,381	$165,508	$205,107

The table below lists AVG’s property and equipment, net, by country.

	December 31, 2012	June 30, 2013
Long-lived assets:
Czech Republic	$10,980	$10,486
United States	2,344	2,934
Other countries (1)	1,270	1,255
	$14,594	$14,675

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the AVG’s property and equipment, net, by region.

	December 31, 2012	June 30, 2013
Long-lived assets:
Americas	$2,344	$3,144
EMEA	12,087	11,404
Asia Pacific	163	127
	$14,594	$14,675

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AVG TECHNOLOGIES N.V.

Significant customers

Revenues in the three and six months ended June 30, 2012 and 2013 included revenues derived from significant business partners are as follows (in percentages of total revenue):

	Three months ended June 30,		Six months ended June 30,
	2012	2013	2012	2013
Business partner:
Yahoo!	-	9%	-	6%
Google	42%	30%	42%	36%

Accounts receivable balances with significant partners are as follows (in percentage of total accounts receivable):

	December 31, 2012	June 30, 2013
Business partner:
Yahoo!	-	12%
Google	36%	36%

Note 16.	Ordinary shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2012
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,385,951	54,019,154	$722
Total	120,000,000	54,385,951	54,019,154	$722

	June 30, 2013
	Shares authorized	Shares issued	Shares outstanding	Par value
Ordinary shares	120,000,000	54,763,151	54,643,519	$727
Total	120,000,000	54,763,151	54,643,519	$727

On April 30, 2013, the Company issued 377,200 ordinary shares as a result of the agreement with the former owners of TuneUp described in the Note 17.

Treasury shares

During the six months ended June 30, 2013, the Company issued 327,165 treasury shares, of which 169,912 treasury shares were issued to the former owners of TuneUp and 157,253 treasury shares were issued upon exercise of share options.

During the six months ended June 30, 2013, the Company purchased 80,000 ordinary shares through the share repurchase program described below and held these shares in treasury.

As at June 30, 2013 there were 119,632 shares held in treasury at a carrying value of $1,923.

F-19

AVG TECHNOLOGIES N.V.

Share repurchase program

The Company has entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 17). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 2,500,000 ordinary shares. Pursuant to this program, the Company entered into a plan to repurchase, between June 19, 2013 and November 9, 2013, from both open market and privately negotiated transactions, between 1,000,000 and 1,500,000 ordinary shares. The share repurchase was authorized by the Company's shareholders on January 12, 2012 and approved by the supervisory board on May 7, 2013.

The share repurchase plan does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed periods.

The following table summarizes the Company’s share repurchases:

Six months ended June 30, 2013

Total number of shares repurchased	80,000
Dollar amount of shares repurchased	$1,509
Average price paid per share	$18.87
Range of price paid per share	$18.34 – 19.53

Note 17.	Share-based compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Cost of revenue	$5	$27	$13	$25
Research and development	372	180	1,060	252
Sales and marketing	513	798	1,105	556
General and administrative	2,805	588	5,848	4,393
Total	$3,695	$1,593	$8,026	$5,226

Share options

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, AVG may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

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AVG TECHNOLOGIES N.V.

Restricted share units

On May 7, 2013 the Supervisory Board of the Company approved and adopted an appendix to the Amended and Restated 2013 Option Plan designed to grant restricted stock unit awards on the Company's shares to certain employees of, or other persons having business relationships with, the Company.

Restricted stock units can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders. Participants shall have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited.

At June 30, 2013, the total unrecognized cost related to the above awards was $5.4 million which will be recognized through April 1, 2017.

Share option and restricted stock unit activity

As of June 30, 2013, total compensation cost related to unvested share options and restricted stock units granted to employees not yet recognized was $11,222 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 2.01 years and will be adjusted for subsequent changes in estimated forfeitures.

The following table summarizes the options and restricted stock units granted in the six months ended June 30, 2013, with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of options granted	Number of restricted stock units granted	Exercise price	Ordinary shares fair value per share at grant date	Intrinsic value
April 22, 2013	-	450,000	$-	$13.26	$5,967
April 26, 2013	696,330	-	$16.18	$16.18	$-
June 19, 2013	250,000	-	$18.46	$18.46	$-

The weighted-average fair value (per share) of share options at grant date was $7.61. During the six months ended June 30, 2013, 155,813 share options were exercised, 4,166 share options were repurchased, 71,623 share options expired and 289,915 share options were forfeited.

During the quarter ended June 30, 2013, the Company granted 450,000 restricted stock units to members of the management board and senior management at a weighted average grant date fair value of $13.26. The restricted stock units vest 25% per year over four years.

Shares issuable to TuneUp former owners

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with at acquisition date a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

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AVG TECHNOLOGIES N.V.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining share-based compensation accounted for as cash-settlement in the amount of €4.3 million or $5.7 million was to be paid in cash instead of shares. The cash will be settled in three installments that are due in January 2013, August 2013 and August 2014, for respectively €2.1 million, €1.1 million and €1.1 million. In the fourth quarter of 2012, one of the former owners resigned and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed immediately. In first quarter of 2013, the second former owner resigned as well, hence the remaining share-based compensation in amount of €2.0 million or $2.9 million was expensed immediately. During the three and six months ended June 30, 2012, the Company recognized compensation expense of $1,925 and $3,887, respectively. During the three and six months ended June 30, 2013, the Company recognized compensation expense of nil and $3,133 (including an additional expense of $2,946 relating to the modification), respectively, which was included in general and administrative expenses. As of June 30, 2013, the Company recognized $2,820 as a liability in relation to the cash-settlements. All shares issuable to the former owners of TuneUp were issued on April 30, 2013 (Note 16).

Note 18.	Income taxes

AVG recorded income tax expense of $3,346 (23.2 percent effective tax rate) and $5,614 (20.6 percent effective tax rate) in the three months ended June 30, 2012 and 2013, respectively and $7,264 (24.9 percent effective tax rate) and $11,384 (19.8 percent effective tax rate) during the six months ended June 30, 2012 and 2013, respectively. AVG’s forecasted annual effective tax rate continues to be lower than the statutory tax rate in the Netherlands primarily as a result of favorable tax rates in foreign jurisdictions as well as benefits from the innovation tax regime in the Netherlands.

The primary reason for the difference in the effective tax rates between 2012 and 2013 is a lower valuation allowance expected in the current year as a result of income in historical loss jurisdictions. Additional differences in the effective tax rates between 2012 and 2013 were due to changes in the mix of jurisdictional earnings, and minor discrete items.

Note 19.	Earnings per share

In accordance with ASC 260 Earnings Per Share, basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) and ordinary shares issuable upon the conversion of the Company’s Class D preferred shares to ordinary shares (using the if-converted method).

F-22

AVG TECHNOLOGIES N.V.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Numerator:
Net income	$11,046	$21,690	$21,953	$46,132
Preferred share dividends	-	-	(753)	-
Net income available to ordinary shareholders - basic	$11,046	$21,690	$21,200	$46,132
Preferred share dividends	-	-	753	-
Net income available to ordinary shareholders - diluted	$11,046	$21,690	$21,953	$46,132

Denominator:
Weighted-average ordinary shares outstanding – basic	54,385,471	54,487,750	50,646,911	54,257,788
Potential ordinary shares	404,625	461,784	3,331,451	530,979
Weighted-average ordinary shares outstanding – diluted	54,790,096	54,949,534	53,978,362	54,788,767
Earnings per ordinary share – basic	$0.20	$0.40	$0.42	$0.85
Earnings per ordinary share – diluted	$0.20	$0.39	$0.41	$0.84

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013

Options to purchase ordinary shares	3,220,738	1,062,513	2,111,253	1,501,136

Note 20.	Subsequent events

AVG has evaluated subsequent events through the date the interim financial statements were issued.

Restructuring

On July 7, 2013, AVG commenced a program to restructure and integrate the business acquired from LPI Level Platforms Inc. (Note 3) with AVG’s existing operations during the second half of 2013.

F-23